Exhibit 99.1

JA Solar to Supply 7.8MW of High-Efficiency Full Square Mono Modules to British Solar Renewables

SHANGHAI, March 3, 2014 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it will supply 7.8MW of its high-efficiency full square mono solar modules to British Solar Renewables, a U.K.-based developer of large-scale renewable projects, for use on a 7.8MW solar farm in the south-western United Kingdom. Shipments of the JAM6R 270W P-Type modules in a 60-cell format are expected to be completed during the first quarter of 2014.

This latest cooperation follows JA Solar’s shipment of 30MW of modules to four British Solar Renewables ground-mounted projects in 2013.

“JA Solar’s ability to deliver high-efficiency solar products against tight deadlines was a key factor in us winning this project,” said Mr. Baofang Jin, executive chairman and CEO of JA Solar. “We have built a strong partner base in the U.K., both in the residential and utility scale segments, and have seen growing demand for our high-efficiency products. Going into 2014, we are positioned to perform strongly in the fast-growing U.K. market.”

British Solar Renewables CEO Angus MacDonald added, “British Solar Renewables strives to be best in class in our PV build process and so demands premium products from the most reliable suppliers. We are delighted to once again be cooperating with JA Solar, who have consistently demonstrated their technology and product-quality leadership.”

Alastair Mounsey, UK manager at JA Solar, commented, “Maximizing returns on renewable investments requires not only lower sourcing costs but also maximum lifetime yield. We’re confident the superior power output of our 270W modules, allied with their high durability, will ultimately generate higher returns for British Solar Renewables over the lifetime of this project.”

JA Solar will be exhibiting its 270W full square mono solar modules at Ecobuild London from March 4-6, where it will also introduce its next generation 60-cell format RECIUM and PERCIUM high-efficiency cells and modules.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its manufacturing capacities, its future business development, and its beliefs regarding its production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About British Solar Renewables Ltd.

British Solar Renewables is a developer of large-scale renewable projects. BSR’s grid connection, park construction and asset management teams are U.K. based, and over 50% of the equipment used in solar projects is U.K. sourced. At the time of going to press the business is engaged in the construction of 6 large scale sites across the U.K.. With the purchase in June of Ardenham Energy, BSR also installs financed or self-funded commercial roof-mounted photovoltaic (PV) and renewable heat projects.

JA Solar Contact:

In China

Alistair Mounsey

JA Solar

Tel: +86-21-6095 5875

Email: alastair@jasolar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com